UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2012

Commission File No.: 001-35201

ZODIAC EXPLORATION INC.
(Translation of the registrant’s name into English)

400, 1324 – 17th Ave SW, Calgary, Alberta, Canada, T2T 5S8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ________ Form 40-F        X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________________

TABLE OF CONTENTS

The following documents are filed as part of this Form 6-K

Exhibit
99.1	Press release dated February 28, 2012
99.2	Unaudited interim financial statements for the three months ended December 31, 2011
99.3	Management’s Discussion & Analysis for the three months ended December 31, 2011
99.4	Certification of interim filings dated February 28, 2012 (CEO)
99.5	Certification of interim filings dated February 28, 2012 (CFO)

ZODIAC EXPLORATION INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZODIAC EXPLORATION INC.

Date: February 28, 2012	By:	/s/ Randy Neely
Name: Randy Neely
Title: Chief Financial Officer

Exhibit Index

Exhibit
99.1	Press release dated February 28, 2012
99.2	Unaudited interim financial statements for the three months ended December 31, 2011
99.3	Management’s Discussion & Analysis for the three months ended December 31, 2011
99.4	Certification of interim filings dated February 28, 2012 (CEO)
99.5	Certification of interim filings dated February 28, 2012 (CFO)